Filed Pursuant to Rule 424(b)(3) and (c)

Registration No. 333-75512

PROSPECTUS SUPPLEMENT NO. 3 DATED MARCH 12, 2004

TO

PROSPECTUS DATED JANUARY 8, 2004

RELM WIRELESS CORPORATION

3,191,250 Shares of Common Stock

Underlying Common Stock Purchase Warrants

And

555,000 Shares of Common Stock Underlying

a Standby Underwriter’s Option

This Prospectus Supplement No. 3 (the “Prospectus Supplement”) supplements our prospectus dated January 8, 2004, as supplemented by Prospectus Supplement No. 1 dated January 8, 2004 and Prospectus Supplement No. 2 dated March 1, 2004 (collectively, the “Prospectus”), relating to the initial issuance and sale of up to 3,191,250 shares of our common stock upon the exercise of warrants (as described in the Prospectus) that we issued in connection with our public rights offering completed on March 22, 2002 and the resale by the standby underwriter of our 2002 public rights offering for its own account of up to 555,000 shares of our common stock that are issuable to the standby underwriter upon exercise of an option (as described in the Prospectus) we granted to it in connection with our 2002 public rights offering.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.  This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that information herein contained supersedes the information contained in the Prospectus.  Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

On March 12, 2004, we furnished to the Securities and Exchange Commission the attached Current Report on Form 8-K.

SEE “RISK FACTORS” SET FORTH IN THE PROSPECTUS TO READ ABOUT IMPORTANT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of the Prospectus or this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 12, 2004.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)  March 10, 2004

RELM Wireless Corporation

(Exact name of registrant as specified in its charter)

Nevada	000-07336	59-34862971
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7100 Technology Drive, West Melbourne, FL 32904

(Address of Principal Executive Office) (Zip Code)

(321) 984-1414

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, If Changed Since Last Report.)

Item 5.     Other Events and Regulation FD Disclosure

On March 10, 2004, RELM Wireless Corporation (the “Company”) announced that it has reached an agreement to settle an 11-year-old lawsuit that was originally field against its predecessor, Adage Incorporated, in 1993 for $120,000 in cash and 6,452 restricted shares of its common stock.  This reduced previously announced earnings for the year and three month period ended December 31, 2003 by $140,000.  A copy of the press release dated March 10, 2004, describing the terms of the settlement by the Company is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7.     Financial Statements and Exhibits.

(c)

Exhibits.

Exhibit No.	Exhibit Description
99.1	Press Release issued by the Company on March 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RELM WIRELESS CORPORATION
(Registrant)

Date: March 12, 2004	By:	/s/ WILLIAM P. KELLY
William P. Kelly Executive Vice President – Finance and Chief Financial Officer

Exhibit 99.1

Press Release

RELM Wireless Reaches Agreement to Settle Lawsuit

WEST MELBOURNE, Fla, March 10, 2004 - RELM Wireless Corporation (OTC Bulletin Board: RELM) today announced it has reached an agreement to settle an 11-year-old lawsuit that was originally filed against its predecessor, Adage Incorporated, in 1993. Under the terms of the agreement, the Company will pay to the plaintiff cash totaling $120,000 and issue to the plaintiff 6,452 shares of restricted RELM common stock valued at the closing price on March 1, 2004. This agreement is the result of recent pretrial discussions. As previously announced, this matter relates to the note of a former affiliate totaling $1.7 million plus $2.6 million in alleged accrued interest. The case had been scheduled for jury trial on March 22, 2004. The settlement will eliminate the potential for an unfavorable verdict in the total amount of the note, accrued interest and legal fees. The settlement is subject to the execution by both parties of a written agreement and release.

Under generally accepted accounting principles this settlement must be included in the Company’s results for the fourth quarter of 2003 rather than the first quarter of 2004. Therefore, in accordance with GAAP, the Company has recognized an additional expense related to this matter totaling $140,000. Including the impact of this agreement, net income for the fourth quarter ended December 31, 2003 was $832,000, or $0.08 per diluted share. For the year ended December 31, 2003, including the impact of this agreement, net income was $868,000, or $0.09 per diluted share. As previously reported, net income for the fourth quarter ended December 31, 2003 was $972,000, or $0.09 per diluted share and net income for the year ended December 31, 2003 was $1,008,000, or $0.11 per diluted share.

RELM President and CEO David P. Storey commented, “We are pleased to settle this matter for little more than anticipated litigation costs and eliminate the possibility, however remote, of an unfavorable verdict in a jury trial. This was the last in a series of legacy issues inherited years ago from RELM’s predecessor that are completely unrelated to the operational excellence achieved in our present core business. With this agreement, the last of these old matters has finally been settled, and we can move forward completely focused on our land mobile radio business.”

RELM Chairman George N. Benjamin III added, “The final resolution of this old claim removes the last distraction from the past, allowing our management and board to give its full attention to the company’s strategic initiatives and increasing shareholder value. While RELM struggled in recent years to reengineer its operations and develop next-generation digital product technology, these claims still lingered and impacted the company’s progress. Now all these matters are resolved, and the company’s recent string of new product introductions, technical approvals and federal contracts opens the way to a bright future without any of the old baggage.”

For more than 55 years, RELM Wireless Corp. has manufactured and marketed high-specification two-way communications equipment for use by public safety professionals and government agencies, as well as business-band radios for use in a wide range of commercial and industrial applications. Revolutionary advances include new low-cost digital portable two-way radios compliant with APCO Project 25 technical specifications. Products are manufactured and distributed worldwide under BK Radio, RELM and Uniden PRC brand names. The company maintains its headquarters in West Melbourne, Florida and can be contacted through its web site at www.relm.com or directly at 1-800-821-2900.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act Of 1995 and is subject to the safe-harbor created by such act. These forward-looking statements concern the Company’s operations, economic performance and financial condition and are based largely on the Company’s beliefs and expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; changes in business strategy; the debt and inventory levels of the Company; quality of management, business abilities and judgment of the Company’s personnel; and the availability, terms and deployment of capital. Certain of these factors and risks, as well as other risks and uncertainties are stated in more detail in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and in the Company’s subsequent filings with the SEC. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

# # #

RELM WIRELESS CORPORATION

Condensed Consolidated Statements of Operations

(In Thousands Except Per Share Amounts)

	Three Months Ended		Twelve Months Ended
	(Unaudited)
	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Sales	5,901	2,316	19,728	15,978

Costs & Expenses:
Cost Of Sales	3,118	2,150	12,112	11,760
SG&A	1,705	2,117	6,210	6,476
Settlement of Legal Matter	140	0	140	0
Loss On Notes Receivable	0	175	0	1,075
Total Costs & Exp	4,963	4,442	18,462	19,311

Operating Income (Loss)	938	(2,126)	1,266	(3,333)

Other Income (Expense):
Interest Expense	(105)	(120)	(442)	(456)
Other Income (Expense)	12	22	57	158

Income (Loss) From Operations	845	(2,224)	881	(3,631)

Tax Expense (Benefit)	13	0	13	0

Net Income (Loss)	$832	$(2,224)	$868	$(3,631)

Earnings (Loss) per share - basic	$0.09	$(0.26)	$0.10	$(0.47)

Earnings (Loss) per share - diluted	$0.08	$(0.26)	$0.09	$(0.47)

Weighted Average Common Shares Outstanding, Basic	9,072	8,540	9,002	7,787
Weighted Average Common Shares Outstanding, Diluted	10,750	8,540	9,173	7,787

———————————————

Source: RELM Wireless Corporation

Contact:

William P. Kelly, Executive VP & CFO, RELM Wireless Corporation, 1-321-984-1414;

or Investor Contact – Fritz Lyon of TW Communications, Inc., 1-207-338-6218

http://www.relm.com